April 20, 2010

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on March 31, 2010, for Post-Effective Amendment No. 99 filed on or about January 28, 2010, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.        Comment:           The Staff requested that the Registrant remove disclosure regarding e-delivery from the table of contents page. The disclosure can appear elsewhere in the summary prospectus.

Response:           The Registrant has removed the e-delivery disclosure from the table of contents of the statutory prospectus.

Summary Prospectus - Item 3 — Fee Table

2.        Comment:           The Staff requested that the second sentence of the first paragraph of the narrative regarding estimation of expense information be removed as the disclosure is neither required nor permitted in the Summary Prospectus if the Portfolio is not new.

Response:           The Registrant has deleted the second sentence.

3.        Comment:           The Staff believes that the third, fourth and fifth sentences of the narrative are too long and should be consolidated. In addition, the fourth sentence refers to a “prospectus summary” and the Staff feels that could be confusing due to the Summary Prospectus initiative.

Response:           The Registrant will revise the disclosure to read as follows: “The table does not reflect fees or expenses that are, or may be, imposed under an insurance company separate account serving as an investment option under variable annuity contracts or variable life insurance policies (“Variable Contract”) or a qualified pension or retirement plan (“Qualified Plan”). For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

4.        Comment:           The Staff requested that the line item in the table for acquired fund fees and expenses be removed if there are none.

Response:           The line item for acquired fund fees and expenses in the table will be removed if the Portfolio has not incurred any.

5.        Comment:           The Staff requested that recoupments be removed from the line item “Waivers, Reimbursements and Recoupments” in the table if there are no recoupments; and if recoupments occur, the Staff requested that they be reflected in Other Expenses.

Response:           The Registrant has removed “Recoupments” from the line item entitled “Waivers, Reimbursements and Recoupments.” None of the Portfolios were affected by recoupments.

6.        Comment:           The Staff requested that all footnotes (except the footnote relating to (1) operating expenses being higher than that shown in the financial highlights because acquired fund fees and expenses are not reflected in the financial highlights; and (2) expense limitations and waivers) be removed. In addition, the Staff requested that the Registrant consider summarizing the expense limitation/waiver disclosure on those Portfolios that have multiple waivers

Response:           The Registrant has removed the footnotes as requested and has also condensed the footnote regarding expense limitations and waivers, where necessary. However, for the new Portfolio — ING DFA Global Allocation Portfolio — the Registrant has added a footnote regarding the estimation of expense information as the Portfolio is new.

7.        Comment:           The Staff requested confirmation that all waivers and expense limitations are in effect for one full calendar year.

Response:           The Registrant confirms that all waivers and expense limitations are in effect for at least one full calendar year.

8.        Comment:           The Staff requested that the line item that currently reads “Total Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses” and that the line item that currently reads “Net Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses After Waivers and Reimbursements.”

Response:           The Registrant has made the requested revisions.

Summary Prospectus - Item 3 — Example

9.        Comment:           The Staff requested that that the disclosure in the narrative regarding the examples reflecting the expense limitation agreement and/or waivers be deleted in cases in which a Portfolio does not have an expense limitation agreement or waiver.

Response:           The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table.  Additionally, the Registrant notes that a Portfolio that is not currently the beneficiary of an expense limit/waiver agreement may be in the future.  The Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3.

10.      Comment:           The Staff requested that the reference to “Sold or Held” in the table be removed as this is not applicable to variable portfolios.

Response:          The Registrant has made the requested change.

Summary Prospectus - Item 4 — Investments and Risks

11.      Comment:           The Staff commented that the Registrant has not summarized the strategy and risks as stated in Item 4. Please summarize the strategy and risks and move additional details to Item 9.

Response:           The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses.  However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

12.      Comment:           For all funds-of-funds, the Staff requested that disclosure be added to the principal investment strategies that the fund is a fund-of-fund.

Response:           The Registrant believes that the first sentence of each Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

13.      Comment:           The Staff requested that the Registrant clarify in the principal investment strategies whether the principal risks stated in the prospectuses are those of the funds-of-funds or if they are principal risks of both the fund-of-funds and the underlying funds.

Response:           The Registrant believes that many of the risks of the underlying funds are also principal risks of the Portfolios. In addition, the Registrant has revised the introductory paragraph of the risk section to ensure that it is clear that the risks can apply to the Portfolios and the Underlying Funds.

14.      Comment:           The Staff feels that the Other Investment Companies risk does not mention that an investor in a fund-of-funds is subject to higher fees and expenses than if the investor had invested directly in an underlying fund.

Response:           The Registrant appreciates the comment but believes that the last sentence of this risk in the summary section clearly states that the investor is subject to his/her proportionate share of the expenses of the underlying funds in addition to the fees and expenses of the Portfolio.

15.      Comment:           The Staff stated that Concentration in Financial Services Sector risk appears in Item 9. Please include in Item 4 a summary of this risk instead of the generic risk disclosure as to “Concentration.”  In addition, Item 4 should include a corresponding principal strategy indicating that the Portfolio will concentrate in the financial service sector. In addition, clarify the principal strategy to which Concentration in Financial Services Sector risk corresponds.

Response:           The Registrant appreciates the comment, but believes that the Concentration risk is the summary of Concentration in Financial Services Sector risk as it appears in Item 9.  The Registrant will, however, add disclosure that certain of the underlying funds may invest in the financial services sector.

16.      Comment:           The Staff stated that Duration risk appears in Item 9(c) and should also be summarized in response to Item 4.

Response:           The Registrant believes that Duration is not a risk but a description of how a Portfolio assesses its securities. The risk that duration measures (interest rate risk) is already included in the Registrant’s Item 4 disclosure.

17.      Comment:           The Staff requested that the Registrant revise disclosure for Focused Investing risk, Concentration risk, and Currency risk to address the risk to the Portfolio instead of describing the risk to an underlying fund’s investments.

Response:           The Registrant believes that Focused Investing risk, Concentration risk and Currency risk are risks to the Underlying Funds and therefore are also risks to the Portfolios. In addition the Registrant has revised the introductory paragraph of the risk section to ensure that it is clear that the risks can apply to the Portfolios and the Underlying Funds.

18.      Comment:           The Staff stated the Market risk has a reference to “movements in financial services” and requests clarification as to what “movements” means.

Response:           The Registrant has removed the disclosure.

19.      Comment:           The Staff requested that the Registrant provide strategy disclosure for liquidity risk.

Response:           The Registrant believes that Liquidity risk is a risk to all mutual funds regardless of its principal investment strategies.

Summary Prospectus — Item 5 — Management

20.                   Comment:           The Staff requested that the Registrant remove the last sentence of the disclosure characterizing Mr. Clark’s role.  This disclosure may instead appear in response to Item 10(a)(2).

Response:           The Registrant appreciates the comment but believes that the disclosure permitted in Form N-1A does not contemplate a situation similar to Mr. Clark’s. The Registrant believes that it is important to shareholders that it clarify that Mr. Clark’s role goes beyond regular portfolio management despite his formal title of portfolio manager.

21.                   Comment:           The Staff requested that the Registrant remove the footnote to the portfolio manager section as they take the position that members of an allocation committee that are responsible for the day-to-day management of a Portfolio are considered portfolio managers.

Response:           The Registrant will remove the footnote as requested and add the title of “Committee Member” for each member of an allocation committee.

Summary Prospectus - Item 4 — Performance Information (ING DFA Global All Equity Portfolio only)

22.                   Comment:           The Staff asked for clarification with regard to the sentence in the narrative for the performance tables which directs investors not to compare the fund’s performance directly with performance of other products without taking into account all fees and expenses payable under variable contracts and qualified plans. In particular, the Staff requested that we clarify what “products” means. In addition, the Staff requested that we explain why we think it is not appropriate for an investor to compare the performance as they believe it is appropriate especially considering that we have already stated that the performance does not include additional fees and expenses of the insurance contract and that if it did, the performance would be lower.

Response:           The Registrant has revised the disclosure to replace “products” with “other investment products.” In addition, the Registrant believes that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

23.                   Comment:           The Staff requested that the Registrant remove the sentence in the narrative preceding the performance charts that states that the index return does not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response:           The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrant has added it as a footnote to the table.

24.                   Comment:           The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:           The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

25.                   Comment:           The Staff requested that the footnote to the performance table that states that the index performance is as of the date closest to the Class’ inception for which data is available should be removed as a footnote and incorporated into the table

Response:           The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

26.                   Comment:           The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:           The Registrant will consider the comment in upcoming registration statements; however, due to cost and time constraints, the Registrant will continue to use the parentheticals for this filing.

27.                   Comment:           The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:           The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

28.                   Comment:           The Staff observed that the narrative for the performance information states that performance can be located at a specific web site. However, upon checking the website, the Staff was unable to locate performance information for the variable portfolios.

Response:           The Registrant has removed the statement. Individual variable contract owners or plan participants will be sent to the appropriate website through their variable product level prospectus or the governing documents of their qualified plan.

Summary Prospectus - Item 6 — Purchase and Sale of Portfolio Shares

29.                   Comment:           The Staff requested that the Registrant confirm that this disclosure accurately describes how one can purchase and sell funds shares. In addition, please (i) clarify that the funds can only be purchased through variable products or qualified plans; (ii) revise the disclosure to indicate that fund shares may be bought and sold at the fund’s website or by contacting the fund via mail or phone; and (iii) add disclosure regarding payments by the funds to broker-dealers or other intermediaries that sell the contract and, if applicable, use the term “conflict of interest.”

Response:           The Registrant has revised the disclosure to confirm how Portfolio shares can be bought and sold and that they can only be purchased through variable products or qualified plans. In addition, the Registrant has revised the Item 8 disclosure as discussed in comment 30 below.

Summary Prospectus - Item 7 — Tax Information

30.                   Comment:           The Staff requested that Item 7 be added to the Summary Prospectus and that the Registrant add a reference to the location of the tax section in the statutory prospectus.

Response:           The Registrant has added the following disclosure as required by Item 7 of Form N-1A to the Summary Prospectus:

Distributions made by the Portfolio to a Variable Contract or Qualified Plan, and exchanges and redemptions of Portfolio shares made by a Variable Contract or Qualified Plan, ordinarily do not cause the corresponding contract holder or plan participant to recognize income or gain for federal income tax purposes. See the accompanying contract prospectus or the governing documents of your Qualified Plan for information regarding the federal income tax treatment of the distributions to your Variable Contract or Qualified Plan and the holders of the contracts or plan participants.

Summary Prospectus - Item 8 — Payments to Broker-Dealers and Other Financial Intermediaries.

31.                   Comment:           The Staff requested that disclosure be revised to include conflicts of interest language.

Response:           The Registrant has revised the disclosure as requested.

Statutory Prospectus - Item 9

32.                   Comment:           The Staff believes that some of our risks are too long. In particular, the Staff pointed to the Foreign Investments risk.

Response:           The Registrant has shortened some of the risks (in particular, Foreign Investments risk) after the 485a filing was filed. The Registrant believes that the current risk disclosure is appropriate.

Fund Specific Comments

ING DFA Global Allocation Portfolio

33.                               Comment:           The Staff requested that the Registrant confirm, in light of the Portfolio’s name, that at least 40% of assets will be held in securities outside the U.S.

Response:           The Portfolio, consistent with its name and disclosure in its principal investment strategies, invests in underlying funds that are global and international funds and therefore hold the securities of foreign issuers.  The Registrant has added disclosure to clarify that each of the Portfolio’s Underling Funds will, under normal circumstances, have 40% of the market value of their securities in non-U.S. countries.

34.                                 Comment:           The Staff stated that the summary includes disclosure as to short-term investments intended to manage cash for investing or for redemptions and describes that MMF investments may lead to duplication of fees. This disclosure does not appear to reflect a principal strategy as required by Item 4.  Instruction 6 to Item 9 requires, if applicable, disclosure as to temporary defensive investments.

Response:           For this Portfolio, the Registrant believes that the disclosure in questions is a part of the investment strategies.

DFA All Equity Portfolio

35.                                 Comment:           The Staff requested that the Registrant revise the statement in the narrative to reflect that the portfolio is being compared to multiple broad-based indices.

Response:           The Registrant has revised the disclosure

36.                                 Comment:           The Staff requested that the Registrant remove the existing disclosure regarding the Morgan Stanley index returns.  Instead, narrative may state per Item 4(b)(2)(i) that the performance information shows how the fund’s returns compared to a broad measure of market performance.

Response:           The Registrant believes that the disclosure regarding the Morgan Stanley index returns is important to clarify which returns are presented.  The Registrant also notes that the disclosure already states that the Portfolio is being compared to more than one market index.

* * * * * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Dechert LLP

ATTACHMENT A

[ING Funds Logo]

April 20, 2010

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc: Dechert LLP